Ballard Power Systems Inc.

News Release

For Immediate Release – All Amounts in U.S. Dollars, Unless Otherwise Noted

Ballard Agrees To Sell Automotive Fuel Cell Assets; Will Concentrate On Commercial Markets

Vancouver, Canada – November 7, 2007 – Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today announced that it has agreed to sell the company’s automotive fuel cell assets to Daimler AG and Ford Motor Company. Payment for these assets will consist of all 34.3 million Ballard shares held by Daimler and Ford. These shares will then be cancelled. Ballard expects to record an estimated gain on the transaction of $95-to-$105 million.

“This transaction will enable Ballard to concentrate on growth in fuel cell applications which provide clean energy solutions in commercial markets,” said John Sheridan, Ballard’s President and CEO. “It also lowers Ballard’s risk profile by addressing the realities of the high cost and long timeline for automotive fuel cell commercialization. At the same time, a new private company will be established and will be positioned for success in automotive fuel cell technology over the longer term, with management and funding provided by Daimler and Ford.”

Transaction Summary
Ballard will receive, and cancel, the 34.3 million Ballard shares owned by Daimler and Ford, valued at approximately $168 million based on the 20-day average share price preceding the announcement.

Ballard will transfer the following to Daimler and Ford:
- - -	Automotive intellectual property.
113 employees, primarily in the research and technology development areas (20% of Ballard’s workforce).
Certain test equipment and inventory (book value of $6 million).

Daimler and Ford will manage and fund automotive fuel cell technology development programs through a new private company located at Ballard’s facilities. Daimler and Ford will contribute $60 million to the new private company and Ballard will invest $60 million. The ownership structure of the new private company will be 50.1% Daimler, 30% Ford and 19.9% Ballard. The value of Ballard’s investment in the private company is protected by a purchase/sale option agreement with Ford for $65 million plus interest.

Ballard will not be obligated to provide any ongoing funding to the private company.

In association with its minority ownership position, Ballard will:

•	Receive rights to use automotive intellectual property in non-automotive applications, including both the transferred and future intellectual property developed by any of the private company, Daimler and Ford.

- -	Provide contract technical services to the private company, on a profitable basis. Manufacture fuel cells for the private company, Daimler and Ford, on a profitable basis.

Ballard, Daimler and Ford have agreed to terminate the Automotive Alliance Agreement that had defined their respective responsibilities for automotive fuel cell development work. This transaction also cancels Daimler and Ford’s special voting and veto rights at Ballard, as well as their rights to four seats on Ballard’s Board of Directors.

Additional transaction details are contained in an Addendum at the end of this press release.

Transaction Benefits to Ballard
Ballard will obtain several benefits from the transaction, including:

1)	Shortened timeline to profitability, as Ballard’s annual cash consumption will be reduced by approximately $15 million.

2)	30% reduction in the number of outstanding shares.

3)	Reduced financing requirements.

4)	Revenue generation through contract technical services provided to the private company, largely offsetting the loss of automotive engineering development revenue.

5)	Right to use transferred and future automotive fuel cell intellectual property in non-automotive applications.

6)	Retention of automotive manufacturing facilities and capabilities, and the right to pursue fuel cell bus opportunities.

Commercial Fuel Cell Markets
Over the past two years Ballard has developed fuel cell products, partner relationships, channels to market and sales & marketing capabilities for commercial markets such as materials handling, backup power and residential cogeneration. Today, commercialization activities are progressing in each of these markets in North America, Europe and Asia.

Sheridan said, “These commercial markets represent a very large global opportunity for fuel cell products. Our product shipments in the third quarter of 2007 were up 123% over the same quarter in 2006 – clear evidence of the growth potential. We are also confident there are opportunities for our products in additional geographic markets as well as product extension opportunities in different applications.”

Ballard also remains committed to fulfillment of current bus demonstration program contracts, including the supply of fuel cell modules for up to 20 BC Transit fuel cell buses. Ballard will continue to actively pursue additional fuel cell bus demonstration program opportunities. These programs generate environmental benefits from the use of fuel cells and also promote greater awareness of fuel cell-based solutions.

Shareholder Approval
The transaction has been approved by Ballard’s Board of Directors and has received the necessary approvals of Daimler and Ford. Completion of the transaction remains subject to receipt of all necessary regulatory approvals as well as the approval of the Daimler Supervisory Board. As the transaction constitutes a related party transaction for the purposes of applicable Canadian securities laws, the transaction must be approved by a simple majority of Ballard’s shareholders, excluding any votes cast by Daimler or Ford.

Ballard currently expects to deliver an information circular to its shareholders in December for a shareholders meeting to be held in January, 2008. Based on the recommendation of an independent special committee of Ballard’s Board of Directors, as well as a formal valuation and fairness opinion, the Board of Directors will be recommending that Ballard’s shareholders approve the transaction.

Conference Call and Additional Information
A conference call for investors and analysts will be held at 8:00 a.m. PST (11:00 a.m. EST) on Thursday, November 8, 2007. Dial-in telephone numbers: 604-638-5340 or 1-800-319-4610. The web cast can be accessed at: http://www.ballard.com/be_an_investor/confcalls_webcasts

•	Participants are encouraged to pre-register at: http://services.choruscall.com/links/ballard071108_preregistration.html

•	Pre-registrants will receive a special dial-in number and PIN, which will bypass operator registration for quicker access to the live conference call.

Following the call, the audio web cast will be archived on the www.ballard.com website. A digital recording of the call will also be available for playback for twenty-four hours (Telephone: 604-638-9010 PIN: 8186#).

You may also access a video interview with Ballard’s President and CEO regarding this transaction at the following link:

http://video.google.com/videoplay?docid=-1156137567111923106&hl=en

PRESS RELEASE ADDENDUM – ADDITIONAL TRANSACTION DETAILS

Ballard will receive all 34.3 million Ballard shares currently held by Daimler and Ford.

•	The current market value of these shares, as determined by the 20-day average share price preceding the announcement, is approximately $168 million;

-	This will reduce Ballard’s outstanding shares by 30%.
The following will be transferred from Ballard to Daimler and Ford:
- -	113 personnel; Automotive fuel cell test equipment and other automotive assets such as service spares and test materials;

•	Ownership of Ballard’s automotive patents, which represent approximately 20% of Ballard’s current patent portfolio;

•	A perpetual, royalty-free, sub-licensable license to Ballard’s remaining patents for use in automotive applications. As long as Ballard is a shareholder of the private company, Ballard will continue to grant perpetual, royalty-free, sub-licensable licenses to fuel cell patents developed by Ballard to Daimler and Ford for use in automotive applications.

Daimler and Ford will establish a new private company to focus on automotive fuel cell technology development.

•	Ballard will invest $60 million in the private company. Ford and Ballard have a purchase/sale option agreement by which Ford will purchase Ballard’s equity for $65 million plus interest, any time after the fifth year from closing if requested by Ballard. Likewise, Ballard will sell its equity to Ford for $65 million plus interest, any time after the fifth year from closing if requested by Ford;

•	Daimler and Ford will transfer $60 million to the private company to fund development.

Daimler and Ford will own the majority of the private company.
- -	Daimler will own 50.1%, Ford will own 30% and Ballard will own 19.9%; Ballard will have a board seat.

Ballard will not have any obligation to fund the private company’s automotive fuel cell development activities or other operating expenses.

The transaction includes non-compete provisions.

•	For as long as Ballard is a shareholder of the private company, Daimler, Ford and the private company will not compete in non-automotive markets (except for auxiliary power units for vehicles);

•	Ballard will not compete in automotive markets as long as it is a shareholder of the private company;

•	An exception allows Ballard to participate worldwide in fuel cells for public transit buses and also in the Canadian market for smaller shuttle buses.

Going forward, Ballard will provide services to the private company, and will have rights to automotive IP for use in non-automotive applications.

•	The private company will purchase key services from Ballard, such as manufacturing, testing and administrative support, at a positive margin;

•	The private company will lease facilities from Ballard, at Ballard’s Vancouver headquarters;

•	Ballard will have an exclusive, perpetual, royalty-free, sub-licensable license to all the transferred automotive fuel cell patents for use in non-automotive applications. Ballard will also have the same license to the IP developed by Ford, Daimler or the private company during the period that Ballard is a shareholder of the private company.

About Ballard Power Systems
Ballard Power Systems Inc. (TSX: BLD; NASDAQ: BLDP) is recognized as a leader in the development, manufacture and sale of hydrogen fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For further information:

Investor Contacts:	Media Contacts:
Ballard Power Systems Inc. Lori Vetter or Guy McAree (604) 454-0900 investors@ballard.com	Ballard Power Systems Inc. Rebecca Young or Guy McAree (604) 454-0900 media@ballard.com

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